UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of January 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.   Financial Statements for the six months ended December 31, 1997










Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F    X      Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No   X

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
(Registrant)

Date: January 31, 1998                       By:/s/M. Seyed Torabian
                                                  M. Seyed Torabian,
                                                  Vice President/Director

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION

                     CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE Six months ENDED DECEMBER 31, 1997


               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                        CONSOLIDATED BALANCE SHEET
                             DECEMBER 31, 1997
           (with comparative balances as at December  31, 1996)
                                  ASSETS

                                                      1997               1996,
CURRENT ASSETS
Cash and short-term investments                   $4,129,498          $1,147,112
Accounts receivable                                2,826,939             939,134
Inventories (Notes 4)                              5,271,859           1,231,703
Prepaid expenses                                     680,412              38,063
                                                  12,908,708           3,356,012
INVESTMENT, NATIONAL HEALTHCARE
LOGISTICS LLC, MEDI GUARD, INC.                    2,486,032             445,518

PROPERTY, PLANT AND EQUIPMENT
  USED IN OPERATIONS (Notes 5)                     9,965.373           6,750,665
ASSETS UNDER DEVELOPMENT (Notes 6)                10,084,860           9,203,036
                                                ------------         -----------
                                                 $35,444,972         $19,755,230
                                                ============         ===========

                     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Cheques  issued in excess  of  amounts  on        $944,897           $184,775
deposit
Accounts payable and accrued liabilities         2,649,383          1,485,154
Current portion of long-term debt (Note 7)         874,134                  -
Current portion of obligations
  under capital leases (Note 8)                  1,879,429          2,272,783
                                                ----------         ----------
                                                 6,347,843          3,942,712
LONG-TERM DEBT (Note 7)                         11,257,822          3,116,196
OBLIGATIONS UNDER CAPITAL LEASES (Note 8)        4,730,610          6,277,899
DEFERRED FOREIGN EXCHANGE GAIN                      60,803            165,018
LOANS PAYABLE TO SHAREHOLDERS
  AND RELATED COMPANIES (Note 9)                   422,572            746,632
                                                 ---------          ---------
                                                22,819,650         14,248,457
                                                ----------         ----------
SHAREHOLDERS' EQUITY
Share capital (Note 11)                         11,433,351         11,657,098
Warrants (Note 12)                              12,093,206                  -
Deficit                                        (10,901,236)        (6,150,324)
                                               -----------         ----------
                                                12,625,322          5,506,774
                                               -----------         ----------
                                               $35,444,972        $19,755,230
                                               ===========        ===========

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENT OF OPERATIONS
               FOR THE THREE MONTHS ENDED DECEMBER 31, 1997
  (with comparative balances for the six months ended December 31, 1996)


                                                           1997          1996
REVENUES
Sales (Note 14)                                      $4,214,756     $1,555,845
Other                                                   101,686        105,740
                                                     ----------     ----------
                                                      4,316,442      1,661,585
                                                     ----------     ----------
COSTS AND EXPENSES
Cost of sales                                         2,212,307      1,068,580
Depreciation and amortization
  of property, plant and equipment                      653,246        780,646
Interest on long-term debt                              207,471        230,308
Other                                                    14,326         46,600
Selling, distribution and administrative              3,349,984      1,605,235
                                                     ----------     ----------
                                                      6,437,335      3,731,369
                                                     ----------     ----------
LOSS FROM OPERATIONS                                 (2,120,893)    (2,069,784)
LOSS FROM INVESTEE                                    (320,806)             -
                                                     ----------     ----------
NET LOSS                                             (2,441,699)     (2,069,784)
                                                     ==========     ===========
BASIC LOSS PER SHARE                                      $0.20           $0.19
                                                     ==========     ===========
WEIGHTED AVERAGE
  COMMON SHARES OUTSTANDING                         12,300,808     10,987,790

                  NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                  CONSOLIDATED STATEMENT OF SHAREHOLDERS EQUITY
                   FOR THE THREE MONTH ENDED DECEMBER 31, 1997
     (with comparative balances for the six months ended December 31, 1996)

                           Class A Common Shares
                              Shares    Amount    Paid in     Deficit     Total
                                                 Capital
Balances at June 30, 1994     -         $-        $-          $-         $-
Issue of shares for cash   13,472     6,339,864         -           -  6,339,864
Issue of shares for property  350       350,000         -           -    350,000
Share split             7,884,468             -         -           -          -
Issue of shares for
   cash                 1,680,000       136,800         -           -    136,800
Net loss                        -             -         -   (868,794)  (868,794)
                       ----------     ---------   --------  ---------  ---------
Balances at
June 30, 1995           9,578,290     6,826,664         -   (868,794)  5,957,870

Issue of shares for
cash                    1,175,000     2,306,250         -           -  2,306,250
                       ----------     ---------   --------  ---------  ---------
Share issue costs               -     (455,563)         -           -  (455,563)
Net loss                        -             -         -  (3,211,746)(3,211,746
                       ----------     ---------   -------- ---------- ----------
Balances at
June 30, 1996          10,753,290     8,677,351         -  (4,080,540) 4,596,811

Issue of shares for
    cash                   67,125       140,812         -           -    140,812
Issue  of special
   warrants (Note 12)           -             - 12,315,000         -  12,315,000

Warrant issue costs             -             - (221,794)           -  (221,794)
Exercise of warrants
(Note 12)                 250,000       500,000         -           -    500,000
Net loss                        -             -         -  (4,248,043)(4,248,043
                       ----------      -------- ---------  ---------- ----------
Balances at
June 30, 1997        11,070,415   $9,318,163 $12,093,206 $(8,328,583)$13,082,786
                     ==========   ========== =========== =========== ==========
Issue of shares for
cash                      37,500        91,440         -           -     91,440
Issue of shares for
property                 225,000     1,552,500         -           -  1,552,500
Exercise of warrants
(Note 12)              1,141,416       471,248         -           -    471,248
Net loss                      -             -         -  (1,229,749)  (1,229,749
                     -----------    ----------  -------- -----------  ----------
Balances at
DECEMBER 31, 1997 12,474,331   $11,433,351 $12,093,206  $(9,558,332) $13,968,225
                 ===========   =========== ===========  ============  ==========

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
          CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                FOR THE SIX MONTHS ENDED DECEMBER 31, 1997
  (with comparative balances for the six months ended december 31, 1996)

                                                              1997          1996
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss                                             $(2,441,699)   $(2,069,784)

Items not affecting cash
Amortization of deferred
  foreign exchange gain                                   (2,733)             -
Depreciation and amortization                            653,246        780,646
Loss from investee                                       320,806              -
                                                      -----------    -----------
                                                      (1,470,380)    (1,289,138)
Net change in non-cash
  operating assets and liabilities
Accounts receivable                                     (999,730)      (785,812)
Inventories                                           (2,421,846)       (90,732)
Prepaid expenses                                        (315,414)        35,745
Accounts payable and accrued liabilities               1,377,763        361,167
                                                      -----------     ----------
                                                      (3,829,607)    (1,768,770)
                                                      -----------    -----------
INVESTING ACTIVITIES
Acquisition of property, plant and equipment          (3,124,291)      (630,599)
Acquisition of National Care Products Ltd.                     -       (896,447)
Acquisition   of   shares  in  National   Healthcare  (2,465,482)      (445,518)
                                                      -----------     ----------
Logistics LLC
                                                      (5,589,773)    (1,972,564)
                                                      -----------    -----------
FINANCING ACTIVITIES
Proceeds from (repayment of)
  obligations under capital leases                      (613,498)      (100,059)
Proceeds from long-term debt                           8,864,630        947,112
Deferred foreign exchange gain                             9,408        (39,055)
Advances from shareholders
  and related companies                               (1,636,684)        25,806
Net proceeds from issuance of
  Class A common shares                                2,116,208        469,905
Net proceeds from issuance of warrants                         -      2,509,841
                                                       8,740,064      3,813,550
                                                       ---------     -----------
INCREASE (DECREASE) IN CASH                             (679,317)        72,217
CASH, beginning of period                              3,863,918        890,120
                                                      -----------    -----------
CASH, end of period                                   $3,184,601       $962,337
                                                      ===========    ===========
Represented by:
Cash and short-term investments                                -       $360,052
Cheques issued in excess of funds on deposit           4,129,498        787,060
Bank Indebtedness                                       (944,898)      (184,775)
                                                       -----------    ----------
                                                      $3,184,601       $962,337
                                                      ============    ==========
Supplemental disclosure of cashflow information
Cash paid for:  Interest (net of amountcapitalized)     $167,505       $138,809
                                                      ============     =========
                Income Taxes

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)


1. DESCRIPTION OF BUSINESS

   National Healthcare Manufacturing Corporation (the "Company") was incorporated on August 23, 1993 under the Manitoba Corporations Act and registered as an extra provincial company in the Province of British Columbia on December 9, 1994. The Company is primarily engaged in the manufacturing, assembly and packaging of medical supplies for the healthcare industry. Its shares are traded on the Vancouver Stock Exchange. As of August 14, 1996, the shares of the Company were listed on the Small Cap board of NASDAQ Stock Market.

   These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 19. All amounts are stated in Canadian dollars.


2. BUSINESS CONSIDERATIONS

   The Company has incurred significant upfront costs to establish an automated plant for the assembly and packaging of medical supplies which management believes is necessary to establish a strong market presence as a new entrant to the healthcare industry. The Company's objective is to produce and distribute custom products to users of medical and surgical devices throughout North America. During fiscal 1997, the Company successfully obtained certification for distribution of products in the United States from the Food and Drug Administration. Management's plans for fiscal 1998 are to obtain ISO 9001 certification, develop electronic data interchange, undertake research and development to streamline operations and expand product lines, and evaluate the acquisition of business with existing distribution networks in order to consolidate sales and marketing activities. The Company anticipates manufacturing products for national and regional distributing companies and intends to sell directly to homecare providers across Canada and the United States. The long-term growth plan of the Company includes the targeting of additional markets. The Company expects that private/original equipment manufacturers branding of products for other manufacturers and/or distributors will be handled directly by the Company. No formal agreements are in place at this time.

   The Company has incurred significant operating losses and business development costs to date and had a consolidated deficit from operations of $11,052,230 as at December 31, 1997. As at December 31, 1997, the Company had positive working capital, primarily due to additional funds raised through two private placements (see Note 12). The Company's ability to continue as a going concern is dependent upon developing profitable operations and obtaining additional funds needed to finance these development activities.

   These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of operations.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

3. ACCOUNTING POLICIES

   Basis of Consolidation

   These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries National Healthcare Manufacturing Corporation, U.S., National Care Products Ltd and Medi Guard Inc. All significant intercompany transactions and balances have been eliminated upon consolidation. The Company accounts for its investments in non-controlled investees using the equity method.

   Cash and Short-term Investments

   Cash   and   short-term  investments  consist  principally  of   deposit
   instruments which are highly liquid and have original maturities of 90 days or less.

   Inventories

   Raw materials are valued at the lower of cost and replacement cost. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on the first in, first out basis.

   Property, Plant and Equipment Used in Operations

   Property, plant and equipment used in operations is recorded at cost less accumulated depreciation. Costs of additions, betterments, renewals and interest during development are capitalized. Depreciation is being provided for by the declining balance method at the following annual rates:


   Building, improvements and paving                        4 - 8%
   Furniture and fixtures                                      20%
   Computer equipment                                     20 - 30%
   Machinery and equipment                                20 - 30%
   Equipment under capital lease                               30%

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

   Assets under Development

   Assets under development are recorded at cost. Cost includes all expenditures incurred in acquiring the asset and preparing it for use. Interest costs on related debt obligations are capitalized until the asset is substantially completed and ready for its intended and productive use.

   Leases

   Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with a related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other fixed assets.

   Rental payments under operating leases are charged to expenses as incurred.

   Deferred Foreign Exchange Gain

   The deferred foreign exchange gain relates to the obligations under capital leases and is being amortized over the term of the respective leases.

   Revenue Recognition

   Sales revenues are recognized at the time of product shipment to distributors or customers.

   Foreign Currency Translation

   Foreign currency transactions are translated to Canadian dollars at the rate of exchange in effect on the dates they occur. Monetary assets and liabilities are subsequently adjusted to reflect the rate of exchange in effect at the balance sheet date. Exchange gains and losses arising on translation of monetary assets and liabilities are included in income, except for unrealized exchange gains and losses relating to the translation of the obligations under capital leases which are deferred and amortized over the remaining term of the leases.

   Use of Estimates

   The  preparation  of financial statements in accordance  with  generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

   Loss Per Share

   Loss per share data has been computed by dividing net loss by the weighted average number of common shares outstanding during the year.


4. INVENTORIES

                                                          1997           1996
   Raw Materials                                    $1,562,680   $    492,681
   Finished goods and samples                        3,709,178        739,022
                                                    ----------   ------------
                                                    $5,271,859     $1,231,703
                                                    ==========   ============

5.   PROPERTY, PLANT AND EQUIPMENT USED IN OPERATIONS

                                             Accumulated
                                   Cost      Depreciation     Net        Net

Land                              $589,458            $-   $589,458   $125,000
Building, improvements
  and paving                     2,365,719       170,370  2,195,349  1,814,407
Furniture and fixters              359,675        79,811    279,864    208,018
Computer equipment                 389,962        51,485    338,477     77,974
Machinery and equipment          5,444,386     1,023,978  4,420,408   1,949,350
Paving                               9,400         1,290      8,110      8,788
Equipment under capital
   lease                         4,211,479     2,077,772  2,133,707  2,567,129
                                ----------    ---------- ---------- ----------
                                13,370,079    $3,404,706 $9,965,373 $6,750,665
                                ==========    ========== ========== ==========

For the period ending December 31, 1997, no interest was capitalized to the equipment under capital lease (1996 - $nil).

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

6.   ASSETS UNDER DEVELOPMENT

                                                           1997          1996
Machinery and equipment in storage                        $408,562      $408,562
Refundable deposit on equipment lease (Note 9)                   -       753,786
Equipment under capital lease (1194)                     2,313,245     2,441,623
Equipment under capital lease (1094 B 001)               7,363,052     5,599,065
                                                        ----------    ----------
                                                       $10,084,860    $9,203,036
                                                       ===========    ==========

In fiscal 1997, the refundable deposit on equipment lease was applied against obligations under capital lease, in connection with the settlement as described in Note 9.

During the period, interest of $109,151 (1996 - $127,234) has been capitalized to the equipment under capital lease 1094-001.


7. LONG-TERM DEBT

                                                            1997        1996
Western   Economic   Diversification,   term   loan
matures  December 1, 1999, unsecured,  non-interest
bearing,  repayable in variable quarterly  payments
commencing December 1, 1997                              $1,804,835  $1,503,050

Province of Manitoba, term loan, bears interest  at
the rate charged to Manitoba Crown Corporations for
borrowings   amortized  over  a  ten  year   period
(currently  8%),  secured by a first  fixed  charge
against land, buildings and equipment, and a second
charge  over  accounts receivable and  inventories,
repayable in six consecutive monthly instalments of
$30,000  each commencing May, 1999 and  consecutive
monthly  instalments  of $51,958  each  thereafter,        2,174,126  1,613,140
until fully repaid

The    Western   Economic   Diversification    loan
represents subordinated financial assistance  to  a
maximum of $1,937,852, to assist in capital  costs,
marketing  cost, and working capital  requirements.
Under  the terms of the loan agreement, the Company
has  agreed  to  maintain equity of not  less  than
$2,200,000   and  to  postpone  the  repayment   of
shareholder loans and

The  company  issued U.S. $5,000.000 in Convertible
Debentures  on  October 1,  997.   The  Convertible
Debentures  bear  interest of 6% annually  and  are
convertible,    upon   approval    by    securities
authorities,  into  Class A common  shares  of  the
Company at the lessor of the average quoted  market
price   prior   to  conversion  and   $6.01.    All      6,894,010
debentures must be converted within one  year  from
the closing day.

The  Hong  Kong Bank term loans are due by November
1,  2001,  bear  interest at the  rate  of  Toronto
Dominion  Bank  prime  plus  2.5%  -  3%  and   are
repayable as follows:
From  April 1, 1997, 43 monthly payments of $7,824,
followed  by  8  payments of $6,886 followed  by  1        498,830
payment of $6,886 followed by 7 payments of  $2,500
plus interest

The  Business Development Bank of Canada term loans
are  due  October 23, 2002, bears interest  at  the
rate  of 0.9% above the B.D.C. operational interest
rate and is repayable as follows:
From   January  23,  1997,  60  monthly   principal
payments of $2,750 plus interest
From   January  23,  2002,  10  monthly   principal
payments of $3,500 plus interest

The  Business  Development Bank of  Canada  working
capital  loan  Is  due  December  23,  2002,  bears
interest  at  the rate of 3.5% above  the  Business
Development Bank operational interest rate  and  is
repayable as follows:
From   January  23,  1997,  two  monthly  principal
payments of $500 plus interest
From  March 23, 1997, 70 monthly principal payments        760,155
of $700 plus interest
                                                          12,131,956  3,116,196
                                                          (874,134)
Less: current Portion                                     11,257,822  3,116,196

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

7. LONG-TERM DEBT (continued)

   dividends until the loan is repaid in full.

   The Company has entered into an agreement with the Province of Manitoba for a term loan. The loan is subject to certain conditions which include minimum capital expenditures of $5,000,000, equity contributions of $4,700,000, achievement of certain sales targets and a minimum level of new job creation. A maximum of 42 months relief on interest has been granted to the Company, subject to the Company providing a certain number of new jobs per year.(See Note 18).

   The agreement provides for the acceleration of interest and principal in the event the Company fails to provide a certain number of jobs per year. Under the terms of the loan agreement, the Company has agreed to postpone the repayment of shareholder loans and dividends.

   Minimum principal repayments required under the terms of the debt agreements are as follows (including amounts advanced subsequent to June 30, 1997):

                         1998                 $460,000
                         1999               $1,060,000
                         2000                 $880,502
                         2001                 $623,500
                         2002                 $623,500
                         2003                 $331,479

8.   OBLIGATIONS UNDER CAPITAL LEASES

     The Company leases specialized equipment under three capital leases. The leases are held in U.S. dollars in the name of National Healthcare Manufacturing Corporation, U.S. and are converted to Canadian dollars using the exchange rate as at December 31, 1997 as follows:

                            Lease       Lease          Lease
                         1094-001    1094-002           1194         Total
1998                    $1,170,542    $641,359       $699,193     $2,511,094
1999                     1,170,542     641,359        291,330      2,103,232
2000                     1,170,542     642.359              -      1,811,901
2001                       975,452     641,359              -      1,616,811
2002                             -           -              -              -

Total minimum lease
   payments              4,487,078   2,565,437        990,524      8,043,038

Less: amount representing
interest approximating
10.4% to 11.5%             872,159     516,812         44,028      1,432,999

                         3,614,919   2,048,625        946,495      6,610,039
Less: Current portion      759,911     427,853        655,665      1,879,429
                        ----------  ----------      ---------     ----------
                        $2,819,008  $1,620,772       $290,830     $4,730,610
                        ==========  ===========     =========     ==========

Since fiscal 1995, the Company was in dispute with the original lessor in respect of capital leases 1094-001, 1094-002 and 1194. The lessor did not recognize the validity of a settlement agreement signed in fiscal 1995. The Company believed that it had strong arguments to support the validity of the settlement agreement. As a result, certain adjustments were made in 1995 to the various equipment under capital leases and the lease obligations based on the then interpretation of the settlement terms.

   During fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:

   i) The refundable deposit on equipment paid by the Company was applied against the lease liability by the lessor.

   ii)The implicit interest rate of the capital lease obligations was reduced as a result of the settlement.

   Accordingly, the capital lease obligations, the respective equipment under capital leases and the refundable deposit on equipment were adjusted accordingly.

   The   above  lease  obligations  reflect  the  new  lease  terms   after
   settlement of the dispute with the lessor.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

9.   LOANS PAYABLE TO SHAREHOLDERS AND DIRECTOR-RELATED COMPANIES

                                                             1997        1996
Loans payable, shareholders                               $1,582,966    $746,632
Loans  payable (advances  to), director-related companies (1,160,394)          -
                                                          -----------   --------
                                                           ($422,572)   $746,632

   The loans payable to shareholders and director-related companies are unsecured, non-interest bearing, with no fixed terms of repayment.

   The terms of the government assistance agreement with Western Economic Diversification require that the Company obtain the consent of both the Minister of Western Economic Diversification and Manitoba Development Corporation prior to the repayment of shareholders loans. The shareholders and director-related companies have agreed to not demand repayment within fiscal 1998; accordingly these loans have been classified as non-current.



10.OPERATING EXPENSES

   The corporation subsidiary, Medi Guard Inc., has the following net operating lease commitments for space rentals and equipment.

          1998                          $    252,687
          1999                               252,687
          2000                               252,687
          2001                               252,687
          2002                               189,419

                                          $1,200,167

11.  SHARE CAPITAL

                                                            1997        1996
Common Shares
 Authorized
  Unlimited  Class  A common shares, voting

 Issued
 14,111,331 Class A  common shares,
  net of issue costs (1996 - 10,987,790)                $11,433,352   $9,147,256

   Performance Shares

   The Company has issued 1,180,000 performance shares at a price of $.01 per share which are currently held in escrow pursuant to an Escrow Agreement dated June 29, 1995. The escrow restrictions contained in the Escrow Agreement provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent or escrow holder make any transfer or record any trading of the shares without the consent of the Superintendent of Brokers for British Columbia or, while the shares are listed on the Vancouver Stock Exchange, the consent of the Exchange. For each $.09 of cumulative cash flow generated by the Company from its operations, one performance share may be released from escrow.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

11.  SHARE CAPITAL (continued)

   Stock Options

   The Company has issued options to certain directors and employees of the Company and its subsidiaries to purchase common shares of the Company, as follows:

                                                                Date of Issuance
                                             1997         1996
Options outstanding, beginning of year    1,367,654     957,829
Options granted                                   -     536,950
Options exercised                           (37,500)    (67,125)
Options cancelled or expired                      -     (60,000)
Options outstanding, end of year          1,330,154   1,367,654

Exercise prices of options
 granted during the year              $3.81 - $6.13

Expiry date of options               Aug 11,2001 and
 granted during the year               June 3, 2002


Certain restrictions and obligations have been placed upon certain management personnel with respect to the exercise of their stock options and the sale, transfer, assignment or other disposition of their stock options or shares issued to them upon exercise of their stock options, as a condition of the government assistance received from the Province of Manitoba.


12.    WARRANTS

The Company has issued various types of warrants, as follows:

Agent's Warrants

In connection with its initial public offering the Company issued to an agent non-transferable share purchase warrants entitling the agent to purchase up to 250,000 shares at any time up to the close of business two years from the date the shares are listed, posted and called for trading on the Vancouver Stock Exchange, at a price of $2.00 per share in the first year and at a price of $2.30 per share in the second year. As at June 30, 1997, all agents warrants had been exercised.

Special Warrants

On June 26, 1996, the Board of Directors passed a resolution authorizing a private placement of up to 1,200,000 special warrants at a price of $3.00 per warrant. On July 31, 1996, a total of 905,000 special warrants were issued for gross proceeds of $2,715,000. The special warrants

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

12.WARRANTS (continued)

   Special Warrants (continued)

   were issued as a fully paid security and each special warrant is exercisable into one Class A common share and one transferable Class A share purchase warrant. Each Class A share purchase warrant entitles the holder to purchase one additional Class A share at a price of $3.50 per share. The warrants are exercisable at the earlier of eighteen months from the closing date or six months after the date of the last receipt for the prospectus.

   The Company paid the agent commission equal to 7% of the aggregate proceeds and issued 75,416 broker's warrants which represent 8.3333% of the special warrants sold pursuant to the offering. Each broker's warrant is exercisable into one compensation warrant. Each compensation warrant entitles the broker to purchase one Class A share at a price of $3.00 per share.

   On January 8, 1997, the Company closed a second private placement of 1,600,000 special warrants at a price of $6.00 per special warrant. Each special warrant entitled the holder, upon exercise, to acquire one unit consisting of one Class A share and one-half of one non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one additional Class A share at a price of $7.00 per share. Because receipts for the prospectus filed by the Company to qualify the units were not obtained from all relevant regulatory authorities within 120 days from the date of closing the private placement, each unit now consists of one Class A share and one (rather than one-half) non-transferable share purchase warrant. The Company raised gross proceeds of $9,600,000 from this private placement and incurred a commission of 8% of gross proceeds which was paid by the issuance of 128,000 special warrants at a deemed price of $6.00 per special warrant.

   All   of   the  above  special  warrants  and  broker's  warrants   were
   outstanding at September 30, 1997.

13.INCOME TAXES

   The Company has non-capital losses carried forward of approximately $10,990,000 (1996 - $4,883,000) which can be utilized to reduce the taxable income of future years. The Company is also entitled to tax credits of approximately $244,000 (1996 - $227,000) which are creditable against provincial income taxes.

   The benefits relating to the losses and the tax credits have not been recognized in the financial statements and the losses expire as follows:

                2002                     $    101,000
                2003                        6,006,000
                2004                        1,887,000
                2012                        2,996,000
                                      $    10,990,000

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

13.INCOME TAXES (continued)

   The tax credits available to the Company begin to expire in 2002.


14.SEGMENTED INFORMATION

   The Company operates primarily in, and derives revenue from, the automated packaging and sale of surgical and custom procedure trays and liquid products for the healthcare industry segment.

   A significant portion of the Company's sales during the year were to customers in a foreign country:


                                                  1997           1996
Sales to customers outside Canada              $2,318,115       $656,808
Sales to customers within Canada                1,896,641        899,038
                                               ----------      ---------
                                               $4,214,756     $1,555,845
                                               ==========     ==========

15.RELATED PARTY TRANSACTIONS

   The President and Chief Executive Officer of the Company also serves as President and Chief Executive Officer of another company which has granted National Healthcare Manufacturing Corporation rights to certain technology under a licensing agreement made under similar terms and conditions as transactions with unrelated entities. The license agreement, dated May 30, 1995, is for an initial term of ten years with provisions for renewal for consecutive ten year terms thereafter. National Healthcare Manufacturing Corporation has agreed to purchase all automated machinery from this related company, subject to the terms of a twenty year agreement between the related company and a manufacturer. The related company has granted the manufacturer the exclusive right to manufacture all machinery and equipment which incorporates the said technology, and the related company has agreed to purchase products only from the manufacturer. The related party has agreed to sell machinery and equipment to National Healthcare Manufacturing Corporation at its cost. During the quarter, the Company paid $nil (1996 - $45,000) for such machinery and equipment.

   The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

16.BUSINESS ACQUISITIONS

   Acquisition of Medi Guard Inc.

   Effective November 1, 1997, the Company acquired all of the issued and outstanding shares of Medi Guard Inc.


   The results of operations have been included in the accounts of the Company from the effective date of acquisition. Pro-forma results of operations have not been presented for the full year as it would not be materially different from the 1997 results of operations.


17.COMPARATIVE FIGURES

   Certain of the prior years figures have been reclassified to conform to the current year's presentation.


18.SUBSEQUENT EVENTS

   Additional Investment in National Healthcare Logistics LLC

   Subsequent to December 31, 1997, the Company acquired an additional 166 2/3 Class C preferred shares of National Healthcare Logistics LLC, for cash consideration of $346,211.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

19.          UNITED  STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES  (U.S.
             GAAP)

             The Company has applied for registration under the 1934 Act with the United States Securities and Exchange Commission. Effective July 31, 1996, the Company obtained formal approval for quotation of its securities on NASDAQ in the United States.

             A description of the Company's accounting principles which differ significantly from U.S. GAAP follows:

             Foreign Currency Translation

             Unrealized   exchange  gains  and  losses  relating   to   the
             translation of the obligation under capital leases are deferred and amortized over the remaining term of the leases. Under U.S. GAAP, these exchange gains and losses would be recognized in income currently.

             Earnings Per Share

             Under U.S. GAAP, the Company would not include the 1,180,000 performance shares held in escrow in the calculation of the weighted average number of shares used to determine earnings per share. The release of these performance shares will result in recognition of compensation expense under U.S. GAAP based on market value of the shares when released from escrow.

             Deferred Taxes

             Under U.S. GAAP, deferred taxes are provided on all temporary differences. Temporary differences encompass timing differences and other events that create differences between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax asset is recorded in a loss period and is reduced by a valuation allowance to the extent it is more likely than not that the deferred tax asset will not be realized. For U.S. GAAP purposes, a valuation allowance equal to the tax loss benefits referred to in Note 13 would be disclosed.

             Fair   Value   of  Other  Financial  Instruments   and   Other
             Disclosures

             The carrying amount of the following instruments approximate fair value because of the short maturity of these instruments B cash, accounts receivable, accounts payable and accrued liabilities, and current portion of obligations under capital leases.

             The application of U.S. GAAP, as described above, would have had the following effects on net loss, loss per share and shareholders equity.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997
            (with comparative balances as at December 31, 1996)

19.UNITED  STATES  GENERALLY  ACCEPTED ACCOUNTING  PRINCIPLES  (U.S.  GAAP)
(continued)

   Fair   Value  of  Other  Financial  Instruments  and  Other  Disclosures
   (continued)

                                                     1997           1996
   Net loss as reported                          $(2,346,898)   $(2,069,784)
   Deferred foreign exchange gain (loss)              (2,733)       (39,055)
   Net loss B U.S. GAAP                          $(2,349,631)   $(2,108,839)

   Weighted average shares outstanding - U.S.     11,120,808      9,612,478
   GAAP

   Loss per share B U.S. GAAP                         $(0.21)        $(0.22)

   Shareholders equity as reported                $13,968,225     $5,506,773
   Deferred foreign exchange gain                      60,803        165,018
   Shareholders equity B U.S. GAAP                $14,029,028     $5,671,791


   Newly issued, but not yet adopted, U.S. accounting principles are not expected to have a material impact on these consolidated financial statements.

FORM 61
QUARTERLY REPORT

Incorporated as part of: _____Schedule A
                         X   Schedules B & C

ISSUER DETAILS:
NAME OF ISSUER      National Healthcare Manufacturing Corporation
ISSUERS'S ADDRESS     251 Saulteaux Crescent, Winnipeg Manitoba, R3J 3C7
ISSUER TELEPHONE NUMBER    204-885-5555
CONTACT PERSON     Mr.  Mac Shahsavar
CONTACT'S POSITION     President / CEO
CONTACT TELEPHONE NUMBER    204-885-5555
FOR QUARTER ENDED     December 31, 1997
DATE OF REPORT       February 27, 1998

CERTIFICATE
THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.
"Mac Jamshidi Shahsavar"                                     1998/02/27
NAME OF DIRECTOR                                              DATE   SIGNED
                                        (YY/MM/DD)
"Seyed Morteza Torabian"                                      1998/02/27

                               SCHEDULE "B"

                         SUPPLEMENTARY INFORMATION

                               SCHEDULE "B"

                         SUPPLEMENTARY INFORMATION

1.        For the current fiscal year-to-date:

     Aggregate amount of expenditures made to parties not at arms length from Issuer is $312,300 in management salaries to December 31, 1997.

2.   Quarter in Review

     (a) Summary of securities issued during the quarter ended December 31, 1997.

                                   No. of shares            Amount (CDN$)
                                   -------------            -------------
Authorized (common):               Unlimited # Class A
                                   Common shares

Issued & Outstanding:              12,474,331               $13,681,833.30
Beginning of Period

Please note that the following warrants which were exercised originate from the Private Placement of 1,600,000 special warrants completed on January 8, 1997 and which became free trading as of December 19, 1997.


Dec.  31,  1997  - Exercise of 17,000  warrants
(by brokered                                           17,000        $102,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of 17,000  warrants
(by brokered                                            17,000       $102,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of 17,000  warrants
(by brokered                                            17,000       $102,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of  1,150,000  warrants
(by brokered                                         1,150,000     $6,900,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of 17,000  warrants
(by brokered                                            17,000       $102,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of  36,000  warrants
(by brokered                                            36,000       $216,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of 17,000  warrants
(by brokered                                            17,000       $102,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of  36,000  warrants
(by brokered                                            36,000       $216,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of 17,000  warrants
(by brokered                                            17,000       $102,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of 17,000  warrants
(by brokered                                            17,000       $102,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of 100,000  warrants
(by brokered                                           100,000       $600,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of  34,000  warrants
(by brokered                                            34,000       $204,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of 17,000  warrants
(by brokered                                            17,000       $102,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of 17,000  warrants
(by brokered                                            17,000       $102,000.00
Private placement at $6.00Cdn/share)

Dec. 31, 1997 - Exercise of 128,000  warrants
(by brokered                                           128,000        *see below
Private placement at $6.00Cdn/share)
                                                      ---------     ------------

End of Period                                       14,111,331    $22,735,833.30
                                                    ==========    ==============

* In accordance with the provisions of the Agency Agreement entered into between the Issuer and Yorkton Securities Inc. A commission in the amount of 128,000 special warrants was issued to Yorkton securities.

3.   As at end of quarter (December 31, 1997):

     (a)   Authorized Capital:                   Unlimited  #  Class  "A" Shares
          Shares Issued and Outstanding:                   14,111,331

     (b)  Summary of Options Outstanding:

Date of
Agreement        Option Type   No. of Shares Exercise Price Expiry Date
---------------  -----------   ------------- -------------- --------------
June  29,  1995    5 employees   166,500       $2.00          November  30, 2000
June  29,  1995    7 directors   625,852       $2.00          November  30, 2000
Sept.14,  1995     1 director     20,000       $2.00          November  30, 2000
Oct. 7, 1996       8 employees    35,875       $3.81          August 11, 2001
Oct. 7, 1996       4 directors   114,000       $3.81          August 11, 2001
June 3, 1997       4 directors    38,950       $6.13          June 3, 2002
June  3,  1997     44 employees  284,250       $6.13          June 3,  2002
                                 _______
TOTAL                          1,285,427

     (c)  Summary of Special Warrants Financing:

A total of 905,000 Special Warrants have been converted into common shares and equal amount of share purchase warrants at $3.50 as of August 7, 1997. The following are still outstanding:

Date  of          Agreement                 No. of  share        Price    Expiry
Agreement         Type          Places    Purchase Warrants    per Share  Date
----------        ---------     ------    -----------------    ---------  ------
August  7,  1996  Brokered BPI Cdn Small
                  Co. Fund                       500,000         $3.50    2/1/98
                  Private Placement
                  (trustee for Torbay & Co.)
August  7,  1996  Brokered  Origin Capital
                  Inv. Club                      200,000         $3.50    2/1/98
                  Private Placement
                  (Trustees for Investor Co.)
August  7,  1996  Brokered  Xerxes Venture
                  Capital                         35,000         $3.50    2/1/98
                  Private Placement  Fund Ltd.
August  7,  1996  Brokered   Montreal  Trust
                  of Canada                      100,000         $3.50    2/1/98
                  Private Placement
                  (trustee for Montowr & Co.)
                                                 _______
TOTAL                                            835,000

Effective to date, only Origin Capital and Xerxes Venture Capital have exercised their warrants, with the remaining Placees allowing them to expire.

     (d) Summary of Special Warrants Outstanding:

Date of        Agreement                  No. of Class     Price       Expiry
Agreement      Type           Places        Warrants      per Share    Date
---------      ---------      ------       ------------    ---------   ---------
Sept. 12,1997  Share Purchase Importex Inc.  150,000         $ 6.90     2/3/98
               Options                                       $ 7.94     2/3/99

Date of        Agreement                  No. of           Price        Expiry
Agreement      Type           Places     Common  Shares   per Share     Date
---------      ---------      ------     --------------   ---------     --------
Oct. 2/97    6% Convertible  -Shaar Fund     (*)              (*)    10/1/98(**)
             Note            -Lansdowne Prop.
                             Holding Corp.

      (f) Total no. of shares in escrow:      1,180,000

     (g) List of Directors:   Mahmood (Mac) Shahsavar  Seyed Torabian
                              Robert Jackson           Gordon Farrimond
                              Elaine Affleck           Ross Scavuzzo
                              Reg Ebbeling             Aristotle Mercury
                              Jack Tapper

(*) The Convertible Debentures are convertible into shares of the Company's Common Stock at a conversion price equal to the lower of the average closing bid price of a share of Common Stock over the five consecutive trading days prior to (a) the October 1st closing date or (b) 85% of average closing price on conversion date.

(**) Unless earlier converted, the Convertible Debentures will be automatically converted into Common Stock on October 1, 1998. Please Management Discussion (here attached) for more details.

                               SCHEDULE "C"


                           MANAGEMENT DISCUSSION

                           MANAGEMENT DISCUSSION


For  the  three month period ending December 31st, 1997 National Healthcare
Manufacturing   Corporation  (NHMC),  is  pleased   to   report   continued
development and progress of the Corporation.

Our active second quarter for fiscal 1998 was highlighted by the following;

     -    completion of US$ 5 million financing
     -    the  signing of  agreement to purchase Medi Guard Inc.
     - appointment of senior management as new officers in the corporation
     -    introduction of third and fourth generation robotic technology
     -    announcement of first quarter revenues

US$ 5 Million Private Placement

NHMC announced the completion of a US $ 5 million private placement through the issuance of Convertible Notes and intends to utilize the net proceeds from the private placement to facilitate its expanded growth and finance future acquisitions.

The Notes, issued to two European funds, are convertible into units consisting of Convertible Debentures and Warrants entitling the holders to purchase up to 250,000 shares of Common Stock of the Company upon registration with the US Securities and Exchange Commission and a receipt being issued for the company's prospectus by the B.C. Securities Commission. The Convertible Debentures are convertible into shares of the Company's Common Stock at a conversion price equal to the lower of the average closing bid price of a share of Common Stock over the five consecutive trading days prior to (a) the October 1st closing date or (b) 85% of average closing price on conversion date. Unless earlier converted, the Convertible Debentures will be automatically converted into Common Stock on October 1, 1998. The Convertible Notes bear cumulative dividends at the rate of 6% per annum, payable in cash or in Common Stock. The Warrants have a term of two years and are exercisable at 110% and 120% of the average closing price if exercised within the first year or the second year from the Closing Date, respectively. The company has paid 5% commission in connection with this private placement to Corporate Capital Management.

Signing of Agreement to Purchase Medi Guard

The Company announced that it has signed a definitive agreement to purchase 100% of privately held Medi Guard Inc. of Oakville, Ontario. Medi Guard
Inc. is Canada's leading manufacturer of cellulose based disposable protective products for medical use. These products include examination gowns, drapes, table paper, bibs, towels, and aprons. The company also produces a line of single use products for airline in flight services. In 1995 Medi Guard revenues were $770,000, which increased to $2.8 million in 1996, with similar growth projected for 1997. Completion of this acquisition was subject to VSE approval which was granted on January 29, 1998.

The acquisition of Medi Guard and the inclusion of their products in our procedure trays and custom kits is consistent with enhances NHMC's vertical integration strategy. Also, NHMC's existing distribution channels in Canada, Europe & the United States will further assist in rapid growth of Medi Guard product sales.

Appointment of Officers and Directors

Pursuant to November 28, 1997 annual general meeting held in Winnipeg, Manitoba, NHMC included the following senior management as new officers in the corporation:

     Mr. Jack Tapper, B.A., B.Comm. (Hons), C.A., Vice President, Chief Financial Officer and Director

     Ms. Nancy Clark, RN, MBA, Vice President of Operations. Ms. Clark has 25 years experience in the healthcare industry, both as a nursing instructor and in material management / purchasing with various healthcare institutions.

     Mr. Patrick Patterson, to General Manager of the NHMC Winnipeg manufacturing facility.

Third Generation Technology Revealed

The Company held an open house and ribbon cutting ceremony to introduce National Healthcare's recently installed third generation robotic technology. Amongst the attending shareholders, brokers and media reporters were various MP's present to view the technology and meet management. The presentation was held on Thursday, December 4, 1997 at 10:00 am at our head office and manufacturing facility in Winnipeg, Manitoba.

To facilitate its internal growth, NHMC has intensified its sales and marketing efforts in the United States. An experienced group of dedicated US sales representatives specializing in the health care industry have generated tremendous exposure resulting in a significant increase in revenues. Significant effects of this sales team will be experienced over the next few quarters. NHMC will continue to grow both internally and through joint ventures and/or a strategic acquisition strategy.

National Healthcare is rapidly emerging as a market leader capable of providing the healthcare industry with a comprehensive array of products and services that incorporate custom packaging, sterile re-packing and laundry services, along with the state of the art supply management distribution technology. In the past two years NHMC has broadened its multi-faceted mandate to include:

1. Logistics and distribution centers (Hub & Spoke) where NHMC in partnership with hospitals and/or SYSCO Corp.(NYSE: SYY) designs and implements centralized logistic services for regional authorities. NHMC Hub & Spokes centers will also be enhanced by construction of facilities where reusable products such as Mertex and other protective wear will be packed, sterilized and delivered daily to hospitals.

2. Packaging services where NHMC (utilizing its state-of-the-art robotic technology) will provide procedure based disposable kits and trays to meet most procedural supply needs in hospitals.

By centralizing these services within the Hub & Spoke Centers, NHMC expects to deliver significant cost savings to healthcare systems while providing high levels of customer focused service. We will continue our pursuit for innovative products and services to further minimize healthcare costs to end users.

NHMC's management and employees are genuinely committed to the Company's growth and success. This dedication combined with our shareholders loyalty and confidence has enhanced our ability to prosper. Thank you for your support. Please feel free to contact either Dexter or Alex in our Vancouver office with any comments you may have. We will continue to inform you of our progress.

Sincerely,


/S/ M. Seyed Torabian

M. Seyed Torabian, P.Eng.
Executive Vice-President/Director